UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 28, 2025

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

c/o Navios Shipmanagement Inc.

85 Akti Miaouli

Piraeus 18538, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-271842.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2025 and 2024 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2024 annual report filed on Form 20-F on March 28, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). For the periods presented in this report, comparative figures have been reclassified to conform to changes in presentation in the current year, where necessary.

This report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates (as defined herein), and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our dry bulk, containerships and tanker vessels in particular, fluctuations in charter rates for dry bulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, fluctuation in interest rates and foreign exchange rates, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; the growing expectations from investors, lenders, charterers, and other market participants regarding our sustainability practices, as well as our capacity to implement sustainability initiatives and achieve our objectives and targets; and other factors listed from time to time in

Navios Partners’ filings with the SEC, including its Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

In October 2025, Navios Partners agreed to sell a 2005-built Panamax of 76,619 dwt and a 2007-built MR2 Product
Tanker of 50,922 dwt, to unrelated third parties, for an aggregate gross sale price of $22.4 million. The sales were completed in the fourth quarter of 2025.

In October 2025, Navios Partners entered into a credit facility with a commercial bank for a total amount of up to $68.0 million (divided into four tranches) to refinance the existing indebtedness of four of its vessels. In October 2025, the amount of $41.0 million in relation to the first two tranches was drawn and the second two tranches remained undrawn. The facility matures five years after each drawdown date and bears interest at Compounded Secured Overnight Financing Rate plus 150 bps per annum.

During the fourth quarter of 2025, Navios Partners successfully placed $300.0 million of senior unsecured bonds in the Nordic bond market. The net proceeds from the bond issue are intended to be used for general corporate purposes and for the repayment of certain outstanding secured debt facilities relating to 41 vessels. The bonds are due to mature in November 2030 and will pay a fixed coupon of 7.75% per annum, payable semi-annually in arrears.

Overview

We are an international owner and operator of dry cargo and tanker vessels that was formed in August 2007 by Navios Maritime Holdings Inc. We have been a public company since November 2007.

As of November 24, 2025, there were outstanding 28,738,538 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.5% common interest of the total outstanding common units, consisting of 5,039,090 common units held directly or indirectly through four entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnerships units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of November 24, 2025, Navios Partners had repurchased 1,445,850 common units since the commencement of the program, for a total cost of approximately $64.1 million.

Fleet

As of November 20, 2025, Navios Partners’ fleet consisted of 65 dry bulk vessels, 51 containerships and 55 tanker vessels, including 17 newbuilding tankers (12 Aframax/LR2 and five MR2 Product Tanker chartered-in vessels under bareboat contracts) and eight newbuilding containerships (four 7,900 TEU Containerships and four 8,850 TEU Containerships), that are expected to be delivered through the first half of 2028. The fleet excludes one containership that has been agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium-term and long-term charters.

The following table provides summary information about our fleet as of November 20, 2025:

Owned Dry bulk Vessels	Type	Built	Capacity (DWT)
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Celestial	Ultra-Handymax	2009	58,063
Navios Venus	Ultra-Handymax	2015	61,339
Navios La Paix	Ultra-Handymax	2014	61,485
N Amalthia	Panamax	2006	75,356
Navios Victory	Panamax	2014	77,095
Rainbow N	Panamax	2011	79,602
Unity N	Panamax	2011	79,642
Odysseus N	Panamax	2011	79,642
Navios Amber	Kamsarmax	2015	80,909
Navios Avior	Kamsarmax	2012	81,355
Navios Centaurus	Kamsarmax	2012	81,472
Navios Citrine	Kamsarmax	2017	81,626
Navios Dolphin	Kamsarmax	2017	81,630
Navios Horizon I (5)	Kamsarmax	2019	81,692
Navios Galaxy II (2) (7)	Kamsarmax	2020	81,789
Navios Uranus (2)	Kamsarmax	2019	81,821
Navios Felicity I (2) (7)	Kamsarmax	2020	81,962
Navios Primavera (1)	Kamsarmax	2022	82,003
Navios Meridian (1)	Kamsarmax	2023	82,010
Navios Herakles I (2)	Kamsarmax	2019	82,036
Navios Magellan II (2) (7)	Kamsarmax	2020	82,037
Navios Sky (1)	Kamsarmax	2015	82,056
Navios Alegria (5)	Kamsarmax	2016	84,852
Navios Sphera	Kamsarmax	2016	84,872
Navios Coral	Kamsarmax	2016	84,904
Copernicus N	Post-Panamax	2010	93,062
Navios Stellar (1)	Capesize	2009	168,818
Navios Aurora II	Capesize	2009	169,031
Navios Antares (1) (7)	Capesize	2010	169,059
Navios Symphony	Capesize	2010	177,960
Navios Ace (1)	Capesize	2011	178,929
Navios Aster	Capesize	2010	178,978
Navios Melodia	Capesize	2010	178,982
Navios Buena Ventura	Capesize	2010	179,109
Navios Luz	Capesize	2010	179,144
Navios Altamira	Capesize	2011	179,165
Navios Azimuth (1)	Capesize	2011	179,169
Navios Bonheur	Capesize	2010	179,204
Navios Etoile	Capesize	2010	179,234
Navios Fulvia	Capesize	2010	179,263
Navios Ray (1)	Capesize	2012	179,515
Navios Happiness	Capesize	2009	180,022
Navios Bonavis (1)	Capesize	2009	180,022
Navios Fantastiks	Capesize	2005	180,055
Navios Phoenix (1) (7)	Capesize	2009	180,060
Navios Sol (1)	Capesize	2009	180,274
Navios Lumen (5)	Capesize	2009	180,493
Navios Canary (5) (7)	Capesize	2015	180,528
Navios Pollux (1)	Capesize	2009	180,727
Navios Gem	Capesize	2014	181,206
Navios Joy	Capesize	2013	181,215
Navios Felix (5)	Capesize	2016	181,221

Navios Corali (5) (7)	Capesize	2015	181,249
Navios Mars	Capesize	2016	181,259
Navios Koyo	Capesize	2011	181,415
Navios Azalea (2)	Capesize	2022	182,064
Navios Armonia (2)	Capesize	2022	182,079
Navios Altair (2)	Capesize	2023	182,115
Navios Sakura (2)	Capesize	2023	182,169
Navios Amethyst (2)	Capesize	2023	182,212
Navios Astra (4)	Capesize	2022	182,393

Owned Containerships	Built	Capacity (TEU)
Spectrum N	2009	2,546
Fleur N	2012	2,782
Ete N	2012	2,782
Navios Summer	2006	3,450
Navios Verano (1)	2006	3,450
Matson Lanai	2007	4,250
Navios Verde (1)	2007	4,250
Navios Amarillo	2007	4,250
Navios Vermilion (1)	2007	4,250
Navios Azure	2007	4,250
Navios Indigo	2007	4,250
Navios Domino (1)	2008	4,250
Matson Oahu	2008	4,250
Navios Destiny (1)	2009	4,250
Navios Devotion	2009	4,250
Navios Lapis	2009	4,250
Navios Dorado	2010	4,250
Carmel I	2010	4,360
Zim Baltimore	2010	4,360
Navios Bahamas	2010	4,360
Navios Miami	2009	4,563
Navios Magnolia (3)	2008	4,730
Navios Jasmine	2008	4,730
Navios Chrysalis	2008	4,730
Navios Nerine	2008	4,730
Sparrow	2023	5,300
Zim Eagle	2024	5,300
Zim Condor	2024	5,300
Hawk I	2024	5,300
Zim Falcon	2024	5,300
Pelican I	2024	5,300
Seagull (5)	2024	5,300
Zim Albatross (5)	2024	5,300
DP World Jeddah (1)	2024	5,300
DP World Jebel Ali (1)	2024	5,300
Hyundai Shanghai	2006	6,800
Hyundai Tokyo	2006	6,800
Hyundai Hongkong	2006	6,800
Hyundai Singapore	2006	6,800
Hyundai Busan	2006	6,800
HMM Ocean	2025	7,700
HMM Sky	2025	7,700
Navios Unison	2010	10,000
Navios Constellation	2011	10,000

Owned Tanker Vessels	Type	Built	Capacity (DWT)
Hector N	MR1 Product Tanker	2008	38,402
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Orion (1)	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Luminosity	MR2 Product Tanker	2014	50,240
Bougainville	MR2 Product Tanker	2013	50,626
Nave Ohana (2)	MR2 Product Tanker	2025	49,994
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cielo	LR1 Product Tanker	2007	74,896
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Cosmos	Aframax / LR2	2024	115,651
Nave Polaris	Aframax / LR2	2024	115,699
Nave Photon	Aframax / LR2	2024	115,752
Nave Dorado	Aframax / LR2	2025	115,762
Nave Neutrino	Aframax / LR2	2025	115,807
Nave Perseus	Aframax / LR2	2025	115,812
Nave Galactic	VLCC	2009	296,945
Nave Universe	VLCC	2011	297,066
Nave Quasar	VLCC	2010	297,376
Nave Buena Suerte	VLCC	2011	297,491
Nave Synergy	VLCC	2010	309,483

Bareboat-in Vessels (6)	Type	Built	Capacity (DWT)
Navios Star	Kamsarmax	2021	81,994
Navios Amitie	Kamsarmax	2021	82,002
Navios Libra	Kamsarmax	2019	82,011
Nave Electron	VLCC	2021	313,239
Nave Celeste	VLCC	2022	313,418
Nave Allegro	VLCC	2020	313,433
Nave Tempo	VLCC	2021	313,486

Containerships to be Delivered	Expected Delivery	Capacity (TEU)
TBN XVI	H1 2026	7,900
TBN XVII	H2 2026	7,900
TBN XVIII	H2 2026	7,900
TBN XIX	H1 2027	7,900
TBN XXII	H2 2027	8,850
TBN XXIII	H2 2027	8,850
TBN XXIV	H2 2027	8,850
TBN XXV	H1 2028	8,850

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)
TBN I (2)	MR2 Product Tanker	H1 2026	52,000
TBN II (2)	MR2 Product Tanker	H2 2026	52,000
TBN III (2)	MR2 Product Tanker	H2 2026	52,000
TBN IV (2)	MR2 Product Tanker	H1 2027	52,000
TBN V (2)	MR2 Product Tanker	H1 2027	52,000
TBN VI	Aframax/LR2	H1 2026	115,000
TBN VII (5)	Aframax/LR2	H1 2026	115,000
TBN VIII	Aframax/LR2	H1 2026	115,000
TBN IX (5)	Aframax/LR2	H2 2026	115,000
TBN X	Aframax/LR2	H1 2027	115,000
TBN XI	Aframax/LR2	H1 2027	115,000
TBN XII	Aframax/LR2	H1 2027	115,000
TBN XX	Aframax/LR2	H1 2027	115,000
TBN XXI	Aframax/LR2	H1 2027	115,000
TBN XIII	Aframax/LR2	H2 2027	115,000
TBN XIV	Aframax/LR2	H2 2027	115,000
TBN XV	Aframax/LR2	H1 2028	115,000

(1)
The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the contract.
(2)
The vessel is subject to a bareboat contract with a purchase option at the end of the contract.
(3)
Vessel agreed to be sold.
(4)
The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.
(5)
The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the contract.
(6)
The vessels have been classified as operating leases in Company’s Consolidated Balance Sheets.
(7)
During the fourth quarter of 2025, the Company declared its option to acquire the vessel.

Our Charters

We provide seaborne shipping services under short-term, medium-term, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2025, only one customer accounted for 10.0% or more of our total revenues and represented approximately 15.1% of our total revenues. For the nine month period ended September 30, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 10.3% of our total revenues.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•
the duration of the charters;
•
the level of spot and long-term market rates at the time of charters;
•
decisions relating to vessel acquisitions and disposals;
•
the amount of time spent positioning vessels;
•
the amount of time that vessels spend off-hire or in drydock undergoing repairs and upgrades;
•
the age, condition and specifications of the vessels;
•
the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•
economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability or imposition of tariffs or other fees affecting trade or vessel movements;
•
armed conflicts, such as the Israel and Hamas conflict, Russian and Ukrainian conflicts and the attacks in the Red Sea and in the Gulf of Aden; and
•
the outbreak of global epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read the section entitled “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•
the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•
the customer exercises certain rights to terminate the charter of the vessel;
•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or
•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production or end-use facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and nine month periods ended September 30, 2025 and 2024.

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days(1)	13,443	13,552	40,287	40,590
Operating Days(2)	13,331	13,371	39,976	40,122
Fleet Utilization(3)	99.2%	98.7%	99.2%	98.8%
Opex Days(4)	13,994	13,538	41,283	39,480
Time Charter Equivalent rate (per day)(5)	$24,167	$23,591	$22,825	$22,830
Opex rate (per day)(6)	$6,798	$6,788	$6,961	$6,796
Vessels operating at end of periods	152	154	152	154

(1)
Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys and ballast days. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)
Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels were off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)
Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels were off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)
Opex days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting total calendar days of Navios Partners’ charter-in vessels and bareboat-out vessels.
(5)
Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by the applicable vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
(6)
Opex rate per day is defined as vessel operating expenses divided by the number of opex days during the period.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2025 and 2024. For changes in the presentation of selected financial information, refer to Note 2 – Summary of significant accounting policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$346,923	$340,835	$978,593	$1,001,545
Time charter and voyage expenses	(32,652)	(34,941)	(93,884)	(116,896)
Vessel operating expenses	(95,135)	(91,894)	(287,381)	(268,304)
General and administrative expenses	(23,059)	(21,102)	(68,453)	(62,430)
Depreciation and amortization	(109,041)	(72,858)	(268,471)	(214,994)
Amortization of unfavorable lease terms	2,944	3,206	8,736	9,513
(Loss)/ gain on sale of vessels, net	(93)	1,241	(422)	10,374
Interest expense and finance cost, net	(34,732)	(32,608)	(101,727)	(92,104)
Interest income	3,214	3,394	9,677	10,386
Other (expense)/ income, net	(2,037)	2,482	(8,662)	(4,505)
Net income	$56,332	$97,755	$168,006	$272,585
EBITDA(1)	$193,947	$196,621	$519,791	$559,784
Adjusted EBITDA(1)	$194,040	$195,380	$520,213	$549,410
Operating Surplus (1)	$83,879	$98,558	$198,175	$256,343

(1)
EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2025 compared to the Three Month Period ended September 30, 2024

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended September 30, 2025 increased by $6.1 million, or 1.8%, to $346.9 million, as compared to $340.8 million for the same period in 2024. The increase in revenue was mainly attributable to the increase in the TCE rate. For the three month periods ended September 30, 2025 and 2024, time charter and voyage revenues were positively affected by $6.3 million and $2.4 million, respectively, relating to the straight-line effect of the charters with de-escalating rates. The TCE rate increased by 2.4% to $24,167 per day, as compared to $23,591 per day for the same period in 2024. The available days of the fleet slightly decreased by 0.8% to 13,443 days for the three month period ended September 30, 2025, as compared to 13,552 days for the same period in 2024.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2025 decreased by $2.2 million to $32.7 million, as compared to $34.9 million for the same period in 2024. The decrease was mainly attributable to a: (i) $5.0 million decrease in bunker expenses arising from the decreased days of freight voyages in the third quarter of 2025; (ii) $1.6 million decrease in bareboat and charter-in hire expense of the dry bulk fleet; and (iii) $0.7 million decrease in port expenses. The decrease was partially mitigated by: (i) $4.2 million of commercial management fees on revenues in accordance with the management agreement; (ii) a $0.8 million increase in other voyage expenses; and (iii) a $0.1 million increase in brokers’ commissions.

Vessel operating expenses: Vessel operating expenses for the three month period ended September 30, 2025 increased by $3.2 million to $95.1 million, as compared to $91.9 million for the same period in 2024. The increase was due to a 3.4% increase in the opex days and a 0.1% increase in the opex daily rate to $6,798 also as a result of the change in the composition of our fleet.

General and administrative expenses: General and administrative expenses increased by $2.0 million to $23.1 million for the three month period ended September 30, 2025, as compared to $21.1 million for the same period in 2024, mainly due to the increase in administrative expenses in accordance with our administrative services agreement commencing January 1, 2025 (“Administrative Services Agreement”) as well as the increase in legal and professional fees, audit fees and other administrative expenses.

Depreciation and amortization: Depreciation and amortization amounted to $109.0 million for the three month period ended September 30, 2025, as compared to $72.9 million for the same period in 2024. The increase of $36.1 million was attributable to a: (i) $24.4 million increase in amortization of favorable lease terms of intangible assets mainly due to a $27.3 million accelerated amortization of favorable lease terms resulting from the termination of contracts for two vessels; (ii) $7.5 million increase in amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey; (iii) $6.8 million increase in depreciation expense due to the delivery of 18 vessels since the third quarter of 2024; and (iv) $0.8 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by a $3.4 million decrease in depreciation expense due to the sale of 12 vessels since the third quarter of 2024. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $2.9 million and $3.2 million for the three month periods ended September 30, 2025 and 2024, respectively, relating to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P. (“Navios Containers”).

(Loss)/ gain on sale of vessels, net: Loss on sale of vessels, net amounted to $0.1 million for the three month period ended September 30, 2025, relating to the sale and the committed sale of our vessels. Gain on sale of vessels amounted to $1.2 million for the three month period ended September 30, 2024, relating to the sale of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2025, increased by $2.1 million to $34.7 million, as compared to $32.6 million for the same period in 2024. The increase was mainly due to the increase in the discount effect of long-term assets and other finance costs and the decrease in interest expense capitalized related to deposits for vessel acquisitions. The weighted average interest rate for the three month period ended September 30, 2025 decreased to 6.3% from 7.0% for the same period in 2024, while Navios Partners’ weighted average loan balance increased to $2,194.7 million for the three month period ended September 30, 2025, as compared to $2,008.1 million for the same period in 2024.

Interest income: Interest income amounted to $3.2 million for the three month period ended September 30, 2025, as compared to $3.4 million for the same period in 2024, mainly due to the decrease of interest income from time deposits.

Other (expense)/ income, net: Other expense, net amounted to $2.0 million for the three month period ended September 30, 2025, as compared to $2.5 million other income, net for the same period in 2024, mainly due to the decrease in foreign exchange gains and the increase in claims, partially mitigated by the increase in other miscellaneous income, net.

Net income: Net income for the three month period ended September 30, 2025 amounted to $56.3 million as compared to $97.8 million for the same period in 2024. The decrease in net income of $41.5 million was due to the factors discussed above.

For the Nine Month Period ended September 30, 2025 compared to the Nine Month Period ended September 30, 2024

Time charter and voyage revenues: Time charter and voyage revenues for the nine month period ended September 30, 2025 decreased by $22.9 million, or 2.3%, to $978.6 million, as compared to $1,001.5 million for the same period in 2024. The decrease in revenue was mainly attributable to the decrease in the available days of our fleet and the revenue from freight voyages. For the nine month periods ended September 30, 2025 and 2024, time charter and voyage revenues were positively affected by $10.1 million and $4.9 million, respectively, relating to the straight-line effect of the charters with de-escalating rates. The TCE rate was marginally lower at $22,825 per day, compared with $22,830 per day for the same period in 2024. The available days of the fleet slightly decreased by 0.7% to 40,287 days for the nine month period ended September 30, 2025, as compared to 40,590 days for the same period in 2024.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2025 decreased by $23.0 million to $93.9 million, as compared to $116.9 million for the same period in 2024. The decrease was mainly attributable to a: (i) $28.6 million decrease in bunker expenses arising from the decreased days of freight voyages in the nine month period ended September 30, 2025; (ii) $5.2 million decrease in bareboat and charter-in hire expense of the dry bulk fleet; and (iii) $4.9 million decrease in port expenses. The decrease was partially mitigated by: (i) $12.1 million of commercial management fees on revenues in accordance with the management agreement; (ii) a $3.5 million increase in other voyage expenses; and (iii) a $0.1 million increase in brokers’ commission.

Vessel operating expenses: Vessel operating expenses for the nine month period ended September 30, 2025 increased by $19.1 million to $287.4 million, as compared to $268.3 million for the same period in 2024. The increase was due to a 4.6% increase in the opex days and a 2.4% increase in the opex daily rate to $6,961 also as a result of the change in the composition of our fleet.

General and administrative expenses: General and administrative expenses increased by $6.1 million to $68.5 million for the nine month period ended September 30, 2025, as compared to $62.4 million for the same period in 2024, mainly due to the increase in administrative expenses in accordance with our Administrative Services Agreement as well as the increase in legal and professional fees, audit fees and other administrative expenses.

Depreciation and amortization: Depreciation and amortization amounted to $268.5 million for the nine month period ended September 30, 2025 as compared to $215.0 million for the same period in 2024. The increase of $53.5 million was attributable to a: (i) $23.9 million increase in amortization of favorable lease terms of intangible assets and amortization of finance leases mainly due to a $27.3 million accelerated amortization of favorable lease terms resulting from the termination of contracts for two vessels; (ii) $23.1 million increase in depreciation expense due to the delivery of 23 vessels in 2024 and during the nine month period ended September 30, 2025; (iii) $14.5 million increase in amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey; and (iv) $2.1 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by a $10.1 million decrease in depreciation expense due to the sale of 16 vessels in 2024 and during the nine month period ended September 30, 2025. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $8.7 million and $9.5 million for the nine month periods ended September 30, 2025 and 2024, respectively, relating to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers.

(Loss)/ gain on sale of vessels, net: Loss on sale of vessels, net amounted to $0.4 million for the nine month period ended September 30, 2025, relating to the sale and the committed sale of our vessels. Gain on sale of vessels, net amounted to $10.4 million for the nine month period ended September 30, 2024, relating to an $18.0 million gain on sale of our vessels, partially mitigated by a $7.6 million impairment loss of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2025 increased by $9.6 million to $101.7 million, as compared to $92.1 million for the same period in 2024. The increase was mainly due to the decrease in interest expense capitalized related to deposits for vessel acquisitions and the increase in the discount effect of long-term assets and other finance costs. The weighted average interest rate for the nine month period ended September 30, 2025 decreased to 6.3% from 7.1% for the same period in 2024, while Navios Partners’ weighted average loan balance increased to $2,196.4 million for the nine month period ended September 30, 2025, as compared to $1,942.5 million for the same period in 2024.

Interest income: Interest income amounted to $9.7 million for the nine month period ended September 30, 2025, as compared to $10.4 million for the same period in 2024, mainly due to the decrease of interest income from time deposits.

Other (expense)/ income, net: Other expense, net amounted to $8.7 million for the nine month period ended September 30, 2025, as compared to $4.5 million for the same period in 2024, mainly due to the increase in claims and the decrease in foreign exchange gains, partially mitigated by the decrease in other miscellaneous expense, net.

Net income: Net income for the nine month period ended September 30, 2025 amounted to $168.0 million as compared to $272.6 million for the same period in 2024. The decrease in net income of $104.6 million was due to the factors discussed above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will consist of cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units and common unit repurchase program, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of September 30, 2025, Navios Partners’ current assets totaled $476.3 million, while current liabilities totaled $463.0 million, resulting in a positive working capital position of $13.3 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue, as of November 20, 2025, of $3.7 billion and cash proceeds from the sale of vessels (see Note 4 – Vessels, net and Note 15 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this report) to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our unaudited condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of November 24, 2025, Navios Partners had repurchased 1,445,850 common units since the commencement of the program, for a total cost of approximately $64.1 million.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the nine month periods ended September 30, 2025 and 2024.

	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$381,257	$368,554
Net cash used in investing activities	(338,660)	(613,964)
Net cash provided by financing activities	18,699	290,193
Increase in cash, cash equivalents and restricted cash	$61,296	$44,783

Net cash provided by operating activities for the nine month period ended September 30, 2025 as compared to the net cash provided by operating activities for the nine month period ended September 30, 2024

Net cash provided by operating activities increased by $12.7 million to $381.3 million for the nine month period ended September 30, 2025, as compared to $368.6 million for the same period in 2024. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $256.1 million of non-cash positive net adjustments for the nine month period ended September 30, 2025, which consisted mainly of the following adjustments: (i) $268.5 million depreciation and amortization; (ii) $6.3 million amortization and write-off of deferred finance costs; and (iii) $0.4 million loss on sale of vessels, net. These adjustments were partially mitigated by: (i) $9.8 million other non-cash adjustments; (ii) $8.7 million amortization of unfavorable lease terms; and (iii) $0.6 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $42.8 million for the nine month period ended September 30, 2025 resulted from: (i) $138.8 million in payments for drydock and special survey costs; and (ii) a $3.1 million decrease in accounts payable. This was partially mitigated by a: (i) $53.9 million increase in amounts due to related parties; (ii) $36.6 million decrease in amounts due from related parties; (iii) $3.3 million increase in deferred revenue; (iv) $2.7 million increase in accrued expenses; (v) $1.5 million decrease in accounts receivable; and (vi) $1.1 million decrease in prepaid expenses and other current assets.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $189.5 million of non-cash positive net adjustments for the nine month period ended September 30, 2024, which consisted mainly of the following adjustments: (i) $215.0 million depreciation and amortization; and (ii) $5.9 million amortization and write-off of deferred finance costs. These adjustments were partially mitigated by: (i) $10.4 million gain on sale of vessels, net; (ii) $9.5 million amortization of unfavorable lease terms; (iii) $8.7 million other non-cash adjustments; and (iv) $2.8 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $93.5 million for the nine month period ended September 30, 2024 resulted from: (i) $71.7 million in payments for drydock and special survey costs; (ii) a $32.0 million decrease in amounts due to related parties; (iii) an $8.4 million increase in amounts due from related parties (including current and non-current portion); (iv) a $7.7 million decrease in accounts payable; and (v) a $0.6 million decrease in accrued expenses. This was partially mitigated by a: (i) $2.8 million increase in deferred revenue; (ii) $9.1 million decrease in prepaid expenses and other current assets; and (iii) $15.0 million decrease in accounts receivable.

Net cash used in investing activities for the nine month period ended September 30, 2025 as compared to the net cash used in investing activities for the nine month period ended September 30, 2024

Net cash used in investing activities for the nine month period ended September 30, 2025 amounted to $338.7 million as compared to $614.0 million net cash used in investing activities for the same period in 2024.

Net cash used in investing activities of $338.7 million for the nine month period ended September 30, 2025 was mainly due to: (i) $209.6 million related to vessel acquisitions and additions; (ii) $195.9 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (iii) an $8.2 million increase in time deposits with original maturities greater than three months. This was partially mitigated by $75.0 million of proceeds related to the sale of six vessels.

Net cash used in investing activities of $614.0 million for the nine month period ended September 30, 2024 was mainly due to: (i) $500.7 million related to vessels acquisitions and additions; and (ii) $226.2 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $103.9 million of proceeds related to the sale of five vessels; and (ii) a $9.0 million decrease in time deposits with original maturities greater than three months.

Net cash provided by financing activities for the nine month period ended September 30, 2025 as compared to net cash provided by financing activities for the nine month period ended September 30, 2024

Net cash provided by financing activities decreased by $271.5 million to $18.7 million inflow for the nine month period ended September 30, 2025, as compared to $290.2 million inflow for the same period in 2024.

Net cash provided by financing activities of $18.7 million for the nine month period ended September 30, 2025 was mainly due to $517.5 million of proceeds from the new credit facilities and sale and leaseback agreements. This was partially mitigated by: (i) $451.6 million repayments of long-term debt, finance lease and financial liabilities; (ii) $33.0 million related to the acquisition of treasury units; (iii) $9.7 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $4.5 million of payments for cash distributions.

Net cash provided by financing activities of $290.2 million for the nine month period ended September 30, 2024 was mainly due to $679.2 million of proceeds from the new credit facilities and sale and leaseback agreements. This was partially mitigated by: (i) $361.6 million repayments of long-term debt and financial liabilities; (ii) $15.0 million related to the acquisition of treasury units; (iii) $7.8 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $4.6 million of payments for cash distributions.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$103,077	$142,639	$381,257	$368,554
Net increase in operating assets	71,558	30,449	99,533	56,013
Net (increase)/ decrease in operating liabilities	(14,897)	(8,581)	(56,649)	37,524
Net interest cost	31,518	29,214	92,050	81,718
Amortization and write-off of deferred finance costs	(2,405)	(2,191)	(6,304)	(5,900)
Amortization of operating lease assets/liabilities	189	190	562	2,784
Other non-cash adjustments	5,000	3,660	9,764	8,717
(Loss)/ gain on sale of vessels, net	(93)	1,241	(422)	10,374
EBITDA(1)	$193,947	$196,621	$519,791	$559,784
Loss/ (gain) on sale of vessels, net	93	(1,241)	422	(10,374)
Adjusted EBITDA(1)	$194,040	$195,380	$520,213	$549,410
Cash interest income	3,330	2,951	10,292	9,131
Cash interest paid	(37,647)	(33,182)	(103,186)	(101,160)
Maintenance and replacement capital expenditures	(75,844)	(66,591)	(229,144)	(201,038)
Operating Surplus(2)	$83,879	$98,558	$198,175	$256,343

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs; (v) amortization of operating lease assets/ liabilities; (vi) other non-cash adjustments; and (vii) (loss)/ gain on sale of vessels, net. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month periods ended September 30, 2025 and 2024 was affected by the item described in the table above. Excluding this item, Adjusted EBITDA decreased by $1.4 million to $194.0 million for the three month period ended September 30, 2025, as compared to $195.4 million for the same period in 2024. The decrease in Adjusted EBITDA was primarily due to a: (i) $4.5 million decrease in other income, net, mainly due to the decrease in foreign exchange gains; (ii) $3.2 million increase in vessel operating expenses due to a 3.4% increase in the opex days and a 0.1% increase in the opex daily rate to $6,798 also as a result of the change in the composition of our fleet; and (iii) $2.0 million increase in general and administrative expenses in accordance with our Administrative Services Agreement as well as the increase in legal and professional fees, audit fees and other administrative expenses. The above decrease was partially mitigated by a: (i) $6.1 million increase in time charter and voyage revenues; and (ii) $2.2 million decrease in time charter and voyage expenses, mainly due to the decrease in bunker expenses arising from the decreased days of freight voyages in the third quarter of 2025.

EBITDA for the nine month periods ended September 30, 2025 and 2024 was affected by the item described in the table above. Excluding this item, Adjusted EBITDA decreased by $29.2 million to $520.2 million for the nine month period ended September 30, 2025, as compared to $549.4 million for the same period in 2024. The decrease in Adjusted EBITDA was primarily due to a: (i) $22.9 million decrease in time charter and voyage revenues; (ii) $19.1 million increase in vessel operating expenses due to a 4.6% increase in the opex days and a 2.4% increase in the opex daily rate to $6,961 also as a result of the change in the composition of our fleet; (iii) $6.1 million increase in general and administrative expenses in accordance with our Administrative Services Agreement as well as the increase in legal and professional fees, audit fees and other administrative expenses; and (iv) $4.1 million increase in other expense, net. The above decrease was partially mitigated by a $23.0 million decrease in time charter and voyage expenses, mainly due to the decrease in bunker expenses arising from the decreased days of freight voyages in the nine month period ended September 30, 2025.

(2) Operating Surplus

Navios Partners generated Operating Surplus for the three and nine month periods ended September 30, 2025 of $83.9 million and $198.2 million, respectively. Operating Surplus for the three and nine month periods ended September 30, 2024 was $98.6 million and $256.3 million, respectively. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flows from operations, equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2025 and 2024 amounted to $405.5 million and $726.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to Navios Shipmanagement Inc. and its affiliates, which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer, under the management agreement. For more information, please read Note 12 – Transactions with related parties and affiliates to the unaudited condensed consolidated financial statements, included elsewhere in this report.

Maintenance and Replacement Capital Expenditures Reserve

The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2025 were $75.8 million and $229.1 million, respectively. We estimate that our annual replacement reserve for the year ending December 31, 2025 will be approximately $303.5 million, for replacing our vessels at the end of their useful lives. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2024 were $66.6 million and $201.0 million, respectively.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five-year-old vessel of similar size and specifications; (ii) a 25-year useful life for dry bulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 13 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized.

Interest Rate Risk

The tighter monetary policy and higher long-term interest rates result in a higher cost of capital for our business.

Borrowings under certain of our credit facilities and financial liabilities bear interest at a rate based on a premium over Secured Overnight Financing Rate (“SOFR”). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month periods ended September 30, 2025 and 2024, we paid interest on our outstanding debt at a weighted average interest rate of 6.3% and 7.1%, respectively. A 1% increase in SOFR would have increased our interest expense for the nine month periods ended September 30, 2025 and 2024 by $14.2 million and $10.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash, other investments and trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2025, only one customer accounted for 10.0% or more of our total revenues and represented approximately 15.1% of our total revenues. For the nine month period ended September 30, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 10.3% of our total revenues.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our Annual Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2 – Summary of significant accounting policies to the notes to the consolidated financial statements included in the Company’s Annual Report and in Note 2 – Summary of significant accounting policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Exhibit List

Exhibit No.	Description
99.1*

Term Loan Facility Agreement, dated September 9, 2025, among Mesta Shipping Corporation as borrower, Skandinaviska Enskilda Banken AB (Publ) as mandated lead arranger, facility agent, and security agent, and Skandinaviska Enskilda Banken AB (Publ) Oslo Branch as account bank

99.2 *

Loan Agreement, dated September 24, 2025, among Astrovalos Shipping Corporation and Gavdos Shipping Corporation as joint and several borrowers and hedge guarantors, and Crédit Agricole Corporate and Investment Bank as mandated lead arranger, agent and security trustee

99.3*

Term Loan Facility Agreement, dated October 6, 2025, among Nefeli Navigation S.A., Vythos Marine Corp., Cloud Atlas Marine S.A., and Thalassa Marine S.A. as joint and several borrowers, and Nordea Bank Abp, Filial I Norge as mandated lead arranger, bookrunner, facility agent, and security agent

99.4*

Bond Terms, dated November 5, 2025, between Navios Maritime Partners L.P, as issuer, and Nordic Trustee AS, as bond trustee, relating to Navios Maritime Partners L.P. 7.75% senior unsecured bonds 2025/2030 for up to USD 500,000,000

*Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2025 (unaudited)	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	3	$360,506	$270,166
Restricted cash	3	579	29,623
Other investments	3	20,483	12,289
Accounts receivable, net		31,894	33,399
Prepaid expenses and other current assets		61,262	60,894
Amounts due from related parties	12	1,601	36,620
Total current assets		476,325	442,991
Vessels, net	4	4,528,679	4,241,292
Deposits for vessel acquisitions	11	351,631	444,897
Other long-term assets	11, 14	60,236	61,749
Deferred drydock and special survey costs, net	12	269,040	196,194
Amounts due from related parties	12	7,142	—
Intangible assets	5	4,783	42,311
Operating lease assets	14	225,375	243,806
Total non-current assets		5,446,886	5,230,249
Total assets		$5,923,211	$5,673,240
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$14,591	$17,763
Accrued expenses		39,191	33,865
Deferred revenue		65,109	66,209
Operating lease liabilities, current portion	14	26,658	25,607
Amounts due to related parties	12	53,885	—
Current portion of finance lease and financial liabilities, net	6	102,222	102,996
Current portion of long-term debt, net	6	160,715	163,226
Fair value of derivatives, current	8	646	—
Total current liabilities		463,017	409,666
Operating lease liabilities, net	14	194,950	214,995
Unfavorable lease terms	5	6,530	15,266
Long-term finance lease and financial liabilities, net	6	901,998	945,613
Long-term debt, net	6	1,061,694	917,102
Deferred revenue		50,083	55,534
Other long-term liabilities		8,436	8,436
Fair value of derivatives, non-current	8	1,776	—
Total non-current liabilities		2,225,467	2,156,946
Total liabilities		$2,688,484	$2,566,612
Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (28,866,658 and 29,694,433 common units outstanding as of September 30, 2025 and December 31, 2024, respectively)	1, 9	3,180,381	3,053,295
General Partner (622,296 general partnership units outstanding at each of September 30, 2025 and December 31, 2024)	1	56,768	53,333
Accumulated Other Comprehensive Loss	8	(2,422)	—
Total partners’ capital		3,234,727	3,106,628
Total liabilities and partners’ capital		$5,923,211	$5,673,240

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars except per unit data)

		Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	2, 14	$346,923	$340,835	$978,593	$1,001,545
Time charter and voyage expenses (including $4,244, $0, $12,115 and $0 to related parties)	12, 14	(32,652)	(34,941)	(93,884)	(116,896)
Vessel operating expenses (including $13,000, $89,380, $38,532 and $260,510 to related parties)	12	(95,135)	(91,894)	(287,381)	(268,304)
General and administrative expenses	12	(23,059)	(21,102)	(68,453)	(62,430)
Depreciation and amortization	4, 5	(109,041)	(72,858)	(268,471)	(214,994)
Amortization of unfavorable lease terms	5	2,944	3,206	8,736	9,513
(Loss)/ gain on sale of vessels, net	4	(93)	1,241	(422)	10,374
Interest expense and finance cost, net	7	(34,732)	(32,608)	(101,727)	(92,104)
Interest income		3,214	3,394	9,677	10,386
Other (expense)/ income, net		(2,037)	2,482	(8,662)	(4,505)
Net income		$56,332	$97,755	$168,006	$272,585

Other comprehensive loss
Unrealized loss on cash flow hedges	8	$(108)	$—	$(2,422)	$—
Total other comprehensive loss		$(108)	$—	$(2,422)	$—

Total comprehensive income		$56,224	$97,755	$165,584	$272,585

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
Net income	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Common Unitholders	$55,149	$95,800	$164,478	$267,133
General Partner	1,183	1,955	3,528	5,452
Net income	$56,332	$97,755	$168,006	$272,585

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
Earnings per unit (see Note 13):	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per common unit, basic	$1.90	$3.20	$5.62	$8.87
Earnings per common unit, diluted	$1.90	$3.20	$5.62	$8.87

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$168,006	$272,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4, 5	268,471	214,994
Amortization of unfavorable lease terms	5	(8,736)	(9,513)
Other non-cash adjustments		(9,764)	(8,717)
Amortization of operating lease assets/ liabilities	14	(562)	(2,784)
Amortization and write-off of deferred finance costs	7	6,304	5,900
Loss/ (gain) on sale of vessels, net	4	422	(10,374)
Changes in operating assets and liabilities:
Decrease in accounts receivable		1,505	15,059
Decrease in prepaid expenses and other current assets		1,105	9,099
Decrease/ (increase) in amounts due from related parties (including current and non-current portion)	12	36,620	(8,440)
Payments for drydock and special survey costs		(138,763)	(71,731)
Decrease in accounts payable		(3,172)	(7,716)
Increase/ (decrease) in accrued expenses		2,678	(558)
Increase in deferred revenue		3,258	2,756
Increase/ (decrease) in amounts due to related parties	12	53,885	(32,006)
Net cash provided by operating activities		381,257	368,554
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	4	75,014	103,944
Other investments	3	(8,194)	9,024
Deposits for acquisition/ option to acquire vessel	11	(195,926)	(226,258)
Acquisition of/ additions to vessels	4, 12	(209,554)	(500,674)
Net cash used in investing activities		(338,660)	(613,964)
FINANCING ACTIVITIES:
Cash distributions paid	13	(4,485)	(4,611)
Repayment of long-term debt, finance lease and financial liabilities	6	(451,572)	(361,636)
Payments of deferred finance costs	6	(9,766)	(7,751)
Proceeds from long-term debt, finance lease and financial liabilities	6	517,522	679,191
Acquisition of treasury units	9	(33,000)	(15,000)
Net cash provided by financing activities		18,699	290,193
Increase in cash, cash equivalents and restricted cash		61,296	44,783
Cash, cash equivalents and restricted cash, beginning of period		299,789	249,175
Cash, cash equivalents and restricted cash, end of period		$361,085	$293,958

	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$103,186	$101,160
Non-cash financing activities
Financial and finance lease liabilities	$32,274	$27,463
Non-cash investing activities
Net cash proceeds from sale of vessels	$10,000	$—
Deposits for acquisition/ option to acquire vessel	$293,475	$180,286
Acquisition of/ additions to vessels	$(324,770)	$(252,267)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Limited Partners				Accumulated	Total
	General Partner		Common Unitholders		Other Comprehensive	Partners’
	Units	Amount	Units	Amount	Loss	Capital
Balance December 31, 2024	622,296	$53,333	29,694,433	$3,053,295	$—	$3,106,628
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,480)	—	(1,511)
Acquisition of treasury units (see Note 9)	—	—	(236,459)	(10,000)	—	(10,000)
Other comprehensive loss (see Note 8)	—	—	—	—	(1,771)	(1,771)
Net income	—	876	—	40,851	—	41,727
Balance March 31, 2025	622,296	$54,178	29,457,974	$3,082,666	$(1,771)	$3,135,073
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,462)	—	(1,493)
Acquisition of treasury units (see Note 9)	—	—	(364,841)	(13,000)	—	(13,000)
Other comprehensive loss (see Note 8)	—	—	—	—	(543)	(543)
Net income	—	1,469	—	68,478	—	69,947
Balance June 30, 2025	622,296	$55,616	29,093,133	$3,136,682	$(2,314)	$3,189,984
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,450)	—	(1,481)
Acquisition of treasury units (see Note 9)	—	—	(226,475)	(10,000)	—	(10,000)
Other comprehensive loss (see Note 8)	—	—	—	—	(108)	(108)
Net income	—	1,183	—	55,149	—	56,332
Balance September 30, 2025	622,296	$56,768	28,866,658	$3,180,381	$(2,422)	$3,234,727

	Limited Partners				Total
	General Partner		Common Unitholders		Partners’
	Units	Amount	Units	Amount	Capital
Balance December 31, 2023	622,296	$46,016	30,184,388	$2,724,436	$2,770,452
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,509)	(1,540)
Net income	—	1,467	—	71,894	73,361
Balance March 31, 2024	622,296	$47,452	30,184,388	$2,794,821	$2,842,273
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,509)	(1,540)
Acquisition of treasury units (see Note 9)	—	—	(100,538)	(5,000)	(5,000)
Net income	—	2,030	—	99,439	101,469
Balance June 30, 2024	622,296	$49,451	30,083,850	$2,887,751	$2,937,202
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,500)	(1,531)
Acquisition of treasury units (see Note 9)	—	—	(195,917)	(10,000)	(10,000)
Net income	—	1,955	—	95,800	97,755
Balance September 30, 2024	622,296	$51,375	29,887,933	$2,972,051	$3,023,426

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short-term, medium-term and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. and its affiliates (the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 12 – Transactions with related parties and affiliates).

As of September 30, 2025, there were outstanding 28,866,658 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.5% common interest of the total outstanding common units, consisting of 5,039,090 common units held directly or indirectly through four entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units (see Note 12 – Transactions with related parties and affiliates).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statements of partners’ capital, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ annual report for the year ended December 31, 2024 filed on Form 20-F on March 28, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current periods. The Company has changed its classification of “Direct vessel expenses” to reallocate these amounts between “Vessel operating expenses” and “Depreciation and amortization” in the condensed Consolidated Statements of Comprehensive Income. Management has assessed the impact of this change as immaterial to the financial statements. For the three month period ended September 30, 2024, this resulted in the reclassification of $2,931 and $15,184 of vessel operating expenses and amortization of deferred drydock and special survey costs, respectively, under the captions “Vessel operating expenses” and “Depreciation and amortization” in the condensed Consolidated Statements of Comprehensive Income. The aggregate amount of $18,115 was previously presented under the caption “Direct vessel expenses” in the condensed Consolidated Statements of Operations for the three month period ended September 30, 2024. For the nine month period ended September 30, 2024, this resulted in the reclassification of $9,148 and $45,436 of vessel operating expenses and amortization of deferred drydock and special survey costs, respectively, under the captions “Vessel operating expenses” and “Depreciation and amortization” in the condensed Consolidated Statements of Comprehensive Income. The aggregate amount of $54,584 was previously presented under the caption “Direct vessel expenses” in the condensed Consolidated Statements of Operations for the nine month period ended September 30, 2024.

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 4 – Vessels, net and Note 15 – Subsequent events) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(b)
Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries from their dates of incorporation, or from their dates of redomiciliation, or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ condensed consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights.

A discussion of the Company’s significant accounting policies can be found in Note 2 – Summary of significant accounting policies to the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the nine month period ended September 30, 2025, apart from those discussed below:

(c)
Revenue and Expense Recognition:

Revenue from time chartering and bareboat chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $330,007 and $318,068 for the three month periods ended September 30, 2025 and 2024, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $937,352 and $889,764 for the nine month periods ended September 30, 2025 and 2024, respectively.

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $11,221 and $13,532 for the three month periods ended September 30, 2025 and 2024, respectively. Revenue from voyage contracts amounted to $20,019 and $84,402 for the nine month periods ended September 30, 2025 and 2024, respectively.

Revenue from pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $5,695 and $9,235 for the three month periods ended September 30, 2025 and 2024, respectively. Revenue from vessels operating in pooling arrangements amounted to $21,222 and $27,379 for the nine month periods ended September 30, 2025 and 2024, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

(d)
Derivative instruments: Navios Partners may periodically enter into derivative instruments, such as interest rate swaps, to manage exposure to interest rate fluctuations associated with specific borrowings. All derivative instruments are initially recognized on the consolidated balance sheet at their fair value. Transaction costs related to derivatives are expensed as incurred. The accounting treatment for changes in the fair value of the derivative depends on its intended use, whether the Company has designated it as part of a hedging relationship, and whether the hedging relationship meets the necessary criteria for hedge accounting under ASC 815, Derivatives and Hedging.

At the inception of a derivative contract, the Company may designate the derivative as an accounting hedge of the variability in cash flows associated with a forecasted transaction (“Cash Flow Hedge”). For a derivative to qualify for Cash Flow Hedge accounting, the hedging relationship must be formally documented at inception and must be expected to be highly effective in offsetting changes in the cash flows of the hedged item. This effectiveness is assessed both at hedge inception and on an ongoing basis. Changes in the fair value of a derivative designated and qualified as an effective Cash Flow Hedge are recognized in other comprehensive income/ (loss) and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. Any ineffective portion of a designated Cash Flow Hedge is recognized immediately in earnings. Changes in the fair value of derivatives that are not designated as accounting hedges under ASC 815 are also recognized in earnings in the period in which they occur.

Hedge accounting is discontinued prospectively when the derivative instrument expires, is sold, terminated, or exercised; when the hedging relationship no longer qualifies for hedge accounting under ASC 815; or when the Company elects to remove the hedge designation. Upon discontinuation, the cumulative gain or loss associated with the hedge that remains in accumulated other comprehensive income/ (loss) continues to be deferred and is reclassified into earnings in the same period or periods during which the forecasted transaction affects earnings. However, if the forecasted transaction is no longer probable of occurring, the amount previously recorded in accumulated other comprehensive income/ (loss) is immediately reclassified into earnings.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND OTHER INVESTMENTS

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$360,506	$270,166
Restricted cash	579	29,623
Total cash and cash equivalents and restricted cash	$361,085	$299,789

Restricted cash relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of September 30, 2025 and December 31, 2024, other investments amounted to $20,483 and $12,289, respectively.

NAVIOS MARITIME PARTNERS L.P.

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2024	$5,050,766	$(809,474)	$4,241,292
Additions/ (Depreciation)	534,324	(169,743)	364,581
Disposals/ Impairment	(111,254)	34,060	(77,194)
Balance September 30, 2025	$5,473,836	$(945,157)	$4,528,679

The above balances as of September 30, 2025 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2024	$4,594,294	$(775,478)	$3,818,816
Additions/ (Depreciation)	488,329	(158,895)	329,434
Disposals/ Impairment	(111,254)	34,060	(77,194)
Balance September 30, 2025	$4,971,369	$(900,313)	$4,071,056

Right-of-use assets under finance lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2024	$456,472	$(33,996)	$422,476
Additions/ (Depreciation)	45,995	(10,848)	35,147
Balance September 30, 2025	$502,467	$(44,844)	$457,623

Right-of-use assets under finance leases are calculated at an amount equal to the corresponding finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of finance liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. During the nine month period ended September 30, 2024, following the declarations of the Company’s option to extend the charter period for one year for one Kamsarmax vessel and the option to acquire four Kamsarmax vessels (all of which were delivered into Navios Partners’ fleet during the nine month period ended September 30, 2024) and one Ultra-Handymax vessel, the corresponding right-of-use asset under finance lease was increased by the aggregate amount of $25,426.

During the nine month periods ended September 30, 2025 and 2024, the Company capitalized certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements, that amounted to $23,547 and $19,346, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows (see Note 12 – Transactions with related parties and affiliates).

Acquisition of Vessels

2025

During the nine month period ended September 30, 2025, Navios Partners took delivery of a 2025-built MR2 Product Tanker vessel of 49,994 dwt, from an unrelated third party, by entering into a ten-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $45,995, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 6 – Borrowings), increased by the amount of $8,777, which was prepaid before the lease commencement.

During the nine month period ended September 30, 2025, Navios Partners took delivery of five 2025-built vessels (two 7,700 TEU Containerships and three Aframax/LR2 tanker vessels), from unrelated third parties, for an aggregate acquisition cost of $464,612 (including $49,934 capitalized expenses).

2024

During the nine month period ended September 30, 2024, Navios Partners took delivery of eight 2024-built vessels (six 5,300 TEU Containerships and two Aframax/LR2 tanker vessels), from unrelated third parties, for an aggregate acquisition cost of $543,789 (including $46,423 capitalized expenses).

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

During the nine month period ended September 30, 2024, Navios Partners paid an aggregate amount of $117,825 (including $1,166 capitalized expenses) to acquire from unrelated third parties four Kamsarmax vessels, which were previously accounted for as right-of-use assets under finance leases. The Company derecognized the right-of-use assets under the finance leases and recognized the vessels at an aggregate cost of $164,398.

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,463, being an amount equal to the finance lease liability. The acquisition was completed on December 27, 2024.

Sale of Vessels

2025

During the nine month period ended September 30, 2025, Navios Partners sold five vessels to unrelated third parties and one vessel to a related party (see Note 12 – Transactions with related parties and affiliates) for an aggregate net sale price of $85,014. Following the sale of such vessels and the committed sale of a 2005-built Panamax of 75,397 dwt, as discussed below, an aggregate loss of $422 (including the aggregate remaining carrying balance of drydock and special survey cost of $5,997 and the straight line asset associated with a transhipper vessel, previously classified as held for sale, of $2,245) is presented under the caption “(Loss)/ gain on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income. This amount includes an impairment loss of $1,094 in connection with the committed sale of a 2005-built Panamax of 75,397 dwt. This amount also includes an aggregate impairment loss of $6,782, recognized upon the classification of a 2009-built transhipper vessel of 57,573 dwt and a 2006-built Panamax of 76,596 dwt as held for sale as of June 30, 2025 and March 31, 2025, respectively, with the sales completed during the nine month period ended September 30, 2025.

2024

During the nine month period ended September 30, 2024, Navios Partners sold five vessels to unrelated third parties for an aggregate net sale price of $103,944. Following the sale of such vessels, the aggregate gain of $17,988 (including the aggregate remaining carrying balance of drydock and special survey cost of $2,763) is presented under the caption “(Loss)/ gain on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income.

Vessels “agreed to be sold”

2025

During the nine month period ended September 30, 2025, Navios Partners agreed to sell a 2009-built 4,250 TEU Containership, a 2008-built 4,730 TEU Containership, a 2005-built Panamax of 75,397 dwt and a 2010-built VLCC of 296,988 dwt, to unrelated third parties. The aggregate gross sale price of the above vessels amounted to $126,500. The Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessels were not classified as held for sale as of September 30, 2025. The sale of the 2008-built 4,730 TEU Containership is expected to be completed during the first quarter of 2026 and the sales of the remaining three vessels were completed in October 2025 (see Note 15 – Subsequent events).

2024

During the nine month period ended September 30, 2024, Navios Partners agreed to sell two 2009-built MR2 Product Tanker vessels of 50,542 dwt and 50,470 dwt, respectively, a 2006-built Kamsarmax vessel of 82,790 dwt, and a 2005-built Panamax vessel of 76,596 dwt to unrelated third parties for an aggregate net sale price of $76,265. As of September 30, 2024, the 2009-built MR2 Product Tanker vessel of 50,542 dwt was not subject to an existing time charter with any charterer and was immediately available for sale and the management had committed to a plan to sell the vessel within the next 12 months. As of September 30, 2024, the above vessel had been classified as held for sale, according to the provisions of ASC 360, as the relevant criteria for the classification were met and it was presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets, measured at the lower of carrying value and fair value less costs to sell. The inventories associated with the vessel held for sale of $108 were presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets. For the remaining three vessels, the Company had

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessels were not classified as held for sale as of September 30, 2024. The sales of the four vessels were completed in October 2024.

Vessels impairment loss

2025

As at September 30, 2025, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for one dry bulk vessel, due to its committed sale. As a result, a recoverability test for this vessel was performed and an impairment loss was recognized, as the carrying amount of the asset group was not recoverable since it exceeded its fair value (see Note 8 – Fair value of financial instruments). The impairment loss of $1,094 is presented under the caption “(Loss)/ gain on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income for the nine month period ended September 30, 2025.

2024

As at September 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that no such indicators were present. As at June 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for two of its dry bulk vessels, mainly due to Company’s intention to sell these vessels. As at June 30, 2024, the undiscounted projected net operating cash flows for the two vessels did not exceed the carrying value of each asset group and an impairment loss was recognized and calculated as the difference between the fair value of the vessel and the carrying value of the asset group. As a result, the impairment loss of $7,614 was recognized and is presented under the caption “(Loss)/ gain on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income for the nine month period ended September 30, 2024.

NOTE 5 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of September 30, 2025 and December 31, 2024 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2024	$211,644	$(169,333)	$42,311
Amortization	—	(10,251)	(10,251)
Accelerated amortization	(46,414)	19,137	(27,277)
Favorable lease terms September 30, 2025	$165,230	$(160,447)	$4,783

Amortization expense of favorable lease terms for each of the periods ended September 30, 2025 and 2024 is presented in the following table:

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
Amortization	$(1,591)	$(4,539)	$(10,251)	$(13,618)
Accelerated amortization	(27,277)	—	(27,277)	—
Total	$(28,868)	$(4,539)	$(37,528)	$(13,618)

The amortization of the intangible asset for the next five 12-month periods ending September 30 is estimated to be $4,783 for 2026 and $0 for each of the years 2027 through 2030.

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. On July 3, 2025, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, VS Tankers FZE (“VS Tankers”) to the Specially Designated Nationals list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13902. Navios Partners had two VLCCs, which were bareboat chartered-out to VS Tankers. On July 4, 2025, Navios Partners terminated the contracts for these vessels and derecognized the associated favorable lease terms, resulting in an accelerated amortization

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

of $27,277, which is presented under the caption “Depreciation and amortization” in the condensed Consolidated Statements of Comprehensive Income for the three and nine month periods ended September 30, 2025. As of September 30, 2025, the weighted average useful life of the remaining favorable lease term was 0.8 year.

Intangible liabilities as of September 30, 2025 and December 31, 2024 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2024	$231,407	$(216,141)	$15,266
Amortization	—	(8,736)	(8,736)
Unfavorable lease terms September 30, 2025	$231,407	$(224,877)	$6,530

Amortization income of unfavorable lease terms for each of the periods ended September 30, 2025 and 2024 is presented in the following table:

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
Unfavorable lease terms	$2,944	$3,206	$8,736	$9,513
Total	$2,944	$3,206	$8,736	$9,513

The aggregate amortization of the intangible liabilities for the next five 12-month periods ending September 30 is estimated to be $6,530 for 2026 and $0 for each of the years 2027 through 2030.

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2025, the weighted average useful life of the remaining unfavorable lease terms was 0.6 year.

NOTE 6 – BORROWINGS

Borrowings as of September 30, 2025 and December 31, 2024 consisted of the following:

	September 30, 2025	December 31, 2024
Credit facilities	$1,239,658	$1,096,178
Financial liabilities	666,318	731,206
Finance lease liabilities	345,416	325,784
Total borrowings	$2,251,392	$2,153,168
Less: Current portion of long-term borrowings, net	(262,937)	(266,222)
Less: Deferred finance costs, net	(24,763)	(24,231)
Long-term borrowings, net	$1,963,692	$1,862,715

As of September 30, 2025, the total borrowings, net of deferred finance costs were $2,226,629.

Credit Facilities

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On September 24, 2025, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) for a total amount of up to $82,905 in order to refinance the existing indebtedness of two of its vessels. On September 25, 2025, the full amount was drawn. As of September 30, 2025, the total outstanding balance was $82,905. The facility matures in the third quarter of 2032 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 150 bps per annum.

On June 17, 2025, Navios Partners entered into a credit facility with CACIB for a total amount of up to $62,500 in order to refinance the existing indebtedness of six of its vessels. On June 25, 2025, the full amount was drawn. As of September 30, 2025, the total outstanding balance was $59,375. The facility matures in the second quarter of 2030 and bears interest at Term SOFR plus 175 bps per annum.

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 28, 2023, Navios Partners entered into a credit facility with CACIB for a total amount of up to $62,400 in order to refinance the existing indebtedness of seven of its dry bulk vessels. On June 30, 2023, the full amount was drawn. During the year ended December 31, 2024, the amount of $3,818 was prepaid in relation to the sale of a 2006-built Kamsarmax vessel of 82,790 dwt. On June 10, 2025, Navios Partners prepaid the amount of $17,650 relating to three dry bulk vessels that were released from the facility. On June 24, 2025, the outstanding balance of $22,113 was fully prepaid and refinanced.

SKANDINAVISKA ENSKILDA BANKEN AB: On September 9, 2025, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB (“SEB”) for a total amount of up to $74,200 in order to finance part of the acquisition cost of a 7,900 TEU newbuilding containership, currently under construction. As of September 30, 2025, the full amount remained undrawn. The facility matures seven years after the delivery date of the vessel and bears interest at Compounded Secured Overnight Financing Rate (“Compounded SOFR”) plus 150 bps per annum.

On April 19, 2023, Navios Partners entered into a credit facility with SEB for a total amount of up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. On April 21, 2023, the full amount was drawn. As of September 30, 2025, the total outstanding balance was $47,450. The facility was to mature in the second quarter of 2028 and bore interest at Compounded SOFR plus 200 bps per annum. Following the successful placement of $300,000 of senior unsecured bonds (the “2030 Senior Unsecured Bonds”), the facility was fully prepaid in the fourth quarter 2025.

On June 29, 2022, Navios Partners entered into a credit facility with SEB for a total amount of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of September 30, 2025, the total outstanding balance was $29,520. The facility was to mature in the second quarter of 2027 and bore interest at Compounded SOFR plus 225 bps per annum. Following the successful placement of the 2030 Senior Unsecured Bonds, the facility was fully prepaid in the fourth quarter 2025.

NATIONAL BANK OF GREECE S.A.: On June 25, 2025, Navios Partners entered into a reducing revolving credit facility with National Bank of Greece S.A. (“NBG”) for a total amount of up to $100,000 in order to refinance the existing indebtedness of 13 of its vessels and for working capital purposes. On June 26, 2025, the amount of $40,000 was drawn. On July 28, 2025, the amount of $40,000 was prepaid. On September 26, 2025, a 2005-built Panamax of 77,075 dwt was released from the facility, in relation to its sale. On September 30, 2025 the amount of $65,000 was drawn. As of September 30, 2025, the total outstanding balance was $65,000. The facility matures in the second quarter of 2030 and bears interest at Term SOFR plus 170 bps per annum.

On September 19, 2024, Navios Partners entered into a credit facility with NBG for a total amount of up to $130,000 (divided into two tranches) in order to refinance the existing indebtedness of six of its vessels (tranche A) and to finance part of the acquisition cost of one Aframax/ LR2 newbuilding tanker vessel (tranche B). On September 20, 2024, the amount of $81,218 in relation to tranche A was drawn. On June 18, 2025, in relation to the delivery of the 2025-built Aframax/ LR2 of 115,812 dwt, the amount of $45,000 was drawn (tranche B). In October 2025, in relation to the sale of a 2010-built VLCC of 296,988 dwt, the amount of $15,365 was prepaid. As of September 30, 2025, the total outstanding balance was $112,091. The credit facility matures five years after each drawdown date and bears interest at Term SOFR (with option to switch to Compounded SOFR) plus 175 bps per annum and 150 bps per annum for drawn amounts of tranche A and tranche B, respectively.

On June 20, 2023, Navios Partners entered into a credit facility with NBG for a total amount of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. During the year ended December 31, 2024, following the sale of a 2009-built MR2 Product Tanker vessel of 50,542 dwt, the amount of $7,137 was prepaid. As of September 30, 2025, the total outstanding balance was $49,501. The facility was to mature in the second quarter of 2028 and bore interest at Term SOFR (with option to switch to Compounded SOFR) plus 215 bps per annum. Following the successful placement of the 2030 Senior Unsecured Bonds, the facility was fully prepaid in the fourth quarter 2025.

BNP PARIBAS: On June 19, 2025, Navios Partners entered into a credit facility with BNP Paribas for a total amount of up to $227,070 in order to refinance the existing indebtedness of six of its vessels (tranche A) and finance part of the acquisition cost of three vessels, which are currently under construction, one 7,900 TEU newbuilding containership (tranche B) and two Aframax/LR2 newbuilding tanker vessels of 115,000 dwt (tranches C and D). On June 23, 2025, the

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

amount of $62,500 in relation to tranche A was drawn. As of September 30, 2025, the total outstanding balance was $59,375 and tranches B, C and D remained undrawn. The credit facility matures in the second quarter of 2030 and bears interest at Compounded SOFR plus 175 bps per annum for drawn amount of tranche A. The credit facility matures seven years after each drawdown date and bears interest at Compounded SOFR plus 150 bps per annum for drawn amounts of tranches B, C and D.

On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas, CACIB and First-Citizens Bank & Trust Company for a total amount of up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. On June 26, 2023, the full amount was drawn. In October 2024, following the sale of one 2005-built Panamax vessel of 76,596 dwt, the amount of $3,108 was prepaid. On November 14, 2024, Navios Partners prepaid the amount of $7,679 relating to one dry bulk vessel that was released from the facility. On June 25, 2025, the outstanding balance of $49,893 was fully prepaid and refinanced.

On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas for a total amount of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. On April 29, 2024, Navios Partners prepaid the amount of $3,990 relating to one containership that was released from the facility. On June 23, 2025, the outstanding balance of $20,577 was fully prepaid and refinanced.

KFW IPEX-BANK GMBH: On March 18, 2025, Navios Partners entered into an export credit agency-backed facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount of up to $151,502 (including insurance premium) in order to finance part of the acquisition cost of two newbuilding 7,900 TEU containerships, currently under construction. During the nine month period ended September 30, 2025, the Company has drawn a total amount of $24,302 and $127,200 remains to be drawn. As of September 30, 2025, the total outstanding balance was $24,302. The credit facility is scheduled to mature 12 years after the delivery date of each vessel and bears interest at Compounded SOFR plus 124 bps per annum.

On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW for a total amount of up to $165,638 in order to finance the acquisition cost of two 7,700 TEU newbuilding containerships. During the year ended December 31, 2024, the Company drew a total amount of $119,434 and the remaining amount of $46,204 was drawn during the nine month period ended September 30, 2025, in relation to the deliveries of the two 7,700 TEU newbuilding containerships. As of September 30, 2025, the total outstanding balance was $158,757. The credit facility matures in the first quarter of 2037 and bears interest at Compounded SOFR plus 150 bps per annum.

HELLENIC BANK PUBLIC COMPANY LIMITED: On December 4, 2024, Navios Partners entered into a credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) for a total amount of up to $30,000 in order to refinance the existing indebtedness of four of its vessels. On December 6, 2024, the full amount was drawn. During the nine month period ended September 30, 2025, in relation to the sales of a 2006-built Panamax of 76,596 dwt and a 2009-built transhipper vessel of 57,573 dwt, the aggregate amount of $11,150 was prepaid. As of September 30, 2025, the total outstanding balance was $15,900. The facility matures in the fourth quarter of 2029 and bears interest at Term SOFR plus 175 bps per annum.

On May 9, 2022, Navios Partners entered into a credit facility with Hellenic Bank for a total amount of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. In January 2023, following the sale of a 2005-built MR2 Product Tanker vessel of 47,999 dwt, the amount of $3,700 was prepaid. During the nine month period ended September 30, 2025, in relation to the sale of a 2007-built 2,741 TEU Containership, the amount of $1,350 was prepaid. As of September 30, 2025, the total outstanding balance was $8,270. The facility was to mature in the second quarter of 2027 and bore interest at Term SOFR plus a credit adjustment spread plus 250 bps per annum. Following the successful placement of the 2030 Senior Unsecured Bonds, the facility was fully prepaid in the fourth quarter 2025.

EUROBANK S.A: On September 27, 2024, Navios Partners entered into a credit facility with Eurobank S.A for a total amount of up to $48,000 (divided into two advances) in order to refinance the existing indebtedness of three of its vessels (advance A) and to finance part of the acquisition cost of one Ultra-Handymax vessel (advance B). During the year ended December 31, 2024, the full amount was drawn. During the nine month period ended September 30, 2025, in relation to the sale of a 2007-built MR2 Product Tanker vessel of 50,922 dwt, the amount of $6,850 was prepaid. As of September 30, 2025, the total outstanding balance was $36,015. The credit facility matures in the third quarter of 2028 in relation to

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advance A and the fourth quarter of 2030 in relation to advance B and bears interest at Term SOFR plus 70 bps per annum for any part of the loan secured by cash collateral and 175 bps per annum for the remaining drawn amount.

ABN AMRO BANK N.V: On March 28, 2022, Navios Partners entered into a credit facility with ABN Amro Bank N.V for a total amount of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of September 30, 2025, the total outstanding balance was $31,200. The facility was to mature in the first quarter of 2027 and bore interest at Compounded SOFR plus 225 bps per annum. Following the successful placement of the 2030 Senior Unsecured Bonds, the facility was fully prepaid in the fourth quarter 2025.

Financial Liabilities

In January 2024, Navios Partners entered into a sale and leaseback agreement for a total amount of up to $45,260 with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessel from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On April 1, 2025, the full amount was drawn in relation to the delivery of the 2025-built Aframax/LR2 tanker vessel of 115,762 dwt. The sale and leaseback transaction was to mature seven years after the drawdown date and bore interest at Term SOFR plus 190 bps per annum. As of September 30, 2025, the outstanding balance under the sale and leaseback agreement was $44,510. During the fourth quarter of 2025, the outstanding balance under the sale and leaseback agreement was fully prepaid.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, the Company drew a total amount of $131,750 in relation to the deliveries of three vessels, and the remaining amount of $43,850 was drawn during the nine month period ended September 30, 2025, in relation to the delivery of the 2025-built Aframax/LR2 tanker vessel of 115,807 dwt. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The sale and leaseback transaction matures ten years after each drawdown date and bears interest at Term SOFR plus 200 bps per annum. As of September 30, 2025, the outstanding balance under the sale and leaseback agreements was $167,770.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, following the deliveries of the four vessels, the full amount was drawn. Navios Partners has a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as a financial liability. On September 22, 2025, Navios Partners amended its existing sale and leaseback agreements. Following this amendment, Navios Partners exercised the early purchase option for the two Aframax/LR2 tanker vessels and prepaid the amount of $81,315. Under this amendment, Navios Partners also entered into sale and leaseback agreements of $89,000 in order to finance part of the acquisition cost of two additional Aframax/LR2 newbuilding tanker vessels, currently under construction. As of September 30, 2025, this amount remained undrawn. The sale and leaseback transaction matures ten years after each vessel’s delivery date and bears interest at Term SOFR plus 210 bps per annum. As of September 30, 2025, the outstanding balance under the sale and leaseback agreements was $78,320.

In October 2022, Navios Partners completed a $100,000 sale and leaseback agreement with unrelated third parties to refinance the existing sale and leaseback transaction of 12 containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. In May 2024, in relation to the sale of one 2007-built 3,450 TEU containership, the amount of $4,411 was prepaid. The sale and leaseback agreement bears interest at

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Term SOFR plus 210 bps per annum and was to mature in the first quarter of 2026. Pursuant to an amendment dated March 19, 2025, the agreement matures in the first quarter of 2029 and for the three year extension period bears interest at Term SOFR plus 175 bps per annum. As of September 30, 2025, the outstanding balance under the sale and leaseback agreement was $40,777. Following the successful placement of the 2030 Senior Unsecured Bonds, the sale and leaseback agreement was fully prepaid in the fourth quarter of 2025.

In February 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Following the acquisition of the 36-vessel dry bulk fleet from Navios Holdings, Navios Partners had a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price was not equal to the expected fair value of the asset at the end of the lease term, under ASC 842- 40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. In February 2025, in relation to the sale of the Panamax vessel, the outstanding balance under the sale and leaseback agreement of $6,165 was fully prepaid.

On March 31, 2018, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and leaseback agreement as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. The sale and leaseback agreement matures in April 2029 and bears interest at Term SOFR plus 190 bps per annum. As of September 30, 2025, the total outstanding balance under the sale and leaseback agreement was $26,813. During the fourth quarter of 2025, following the prepayment of their outstanding balance, three vessels were released from the sale and leaseback agreement.

Finance Lease Liabilities

On September 25, 2025, Navios Partners took delivery of the Nave Ohana, a 2025-built MR2 Product Tanker vessel of 49,994 dwt, under a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of September 30, 2025, the outstanding balance was $32,320 and is repayable in ten years.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

For the nine month periods ended September 30, 2025 and 2024, payments related to the finance lease liabilities amounted to $12,641 and $23,580, respectively, and are presented under the caption “Repayment of long-term debt, finance lease and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Covenants and Other Terms of Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or her affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Master Management Agreement (as defined herein).

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The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2025, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for each of the three and nine month periods ended September 30, 2025, were 6.3%. The annualized weighted average interest rates of the Company’s total borrowings for each of the three and nine month periods ended September 30, 2024, were 7.0% and 7.1%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods ending September 30 of all borrowings of Navios Partners outstanding as of September 30, 2025, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities.

Period	Amount
2026	$268,851
2027	341,697
2028	335,718
2029	347,304
2030	216,260
2031 and thereafter	741,562
Total	$2,251,392

NOTE 7 – INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net for the three and nine month periods ended September 30, 2025 and 2024 consisted of the following:

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense incurred on credit facilities and financial liabilities	$29,841	$29,066	$88,933	$81,855
Interest expense incurred on finance lease liabilities	5,359	6,802	16,129	22,619
Interest expense capitalized related to deposits for vessel acquisitions	(4,692)	(5,647)	(12,874)	(18,284)
Amortization and write-off of deferred finance costs	2,405	2,191	6,304	5,900
Discount effect of long-term assets and other finance costs	1,819	196	3,235	14
Total interest expense and finance cost, net	$34,732	$32,608	$101,727	$92,104

Interest expense incurred on deposits for vessel acquisitions was initially capitalized under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

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NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Other investments: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the condensed Consolidated Balance Sheets approximates its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

Fair value of derivatives, including current portion: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest rate swap agreements represent their fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2025		December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$360,506	$360,506	$270,166	$270,166
Restricted cash	$579	$579	$29,623	$29,623
Other investments	$20,483	$20,483	$12,289	$12,289
Amounts due from related parties, short-term	$1,601	$1,601	$36,620	$36,620
Amounts due from related parties, long-term	$7,142	$7,142	$—	$—
Amounts due to related parties, short-term	$(53,885)	$(53,885)	$—	$—
Credit facilities and financial liabilities, including current portion, net	$(1,881,213)	$(1,905,976)	$(1,803,153)	$(1,827,384)
Fair value of derivatives, including current portion	$(2,422)	$(2,422)	$—	$—

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

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Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2025 and December 31, 2024.

	Fair Value Measurements as at September 30, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$360,506	$360,506	$—	$—
Restricted cash	$579	$579	$—	$—
Other investments	$20,483	$20,483	$—	$—
Amounts due from related parties, short-term	$1,601	$—	$1,601	$—
Amounts due from related parties, long-term	$7,142	$—	$7,142	$—
Amounts due to related parties, short-term	$(53,885)	$—	$(53,885)	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,905,976)	$—	$(1,905,976)	$—

	Fair Value Measurements as at December 31, 2024
	Total	Level I	Level II	Level III
Cash and cash equivalents	$270,166	$270,166	$—	$—
Restricted cash	$29,623	$29,623	$—	$—
Other investments	$12,289	$12,289	$—	$—
Amounts due from related parties, short-term	$36,620	$—	$36,620	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,827,384)	$—	$(1,827,384)	$—

(1)
The fair value of the Company’s credit facilities and financial liabilities is estimated based on currently available credit facilities, financial liabilities, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

As at September 30, June 30 and March 31, 2025, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis was categorized based upon the applicable fair value hierarchy. The fair value as at September 30 and March 31, 2025 was determined based on the concluded sale price and the fair value as at June 30, 2025 was determined based on a third party valuation report.

	Fair Value Measurements as at September 30, 2025
	Total	Level I	Level II	Level III
Vessels, net	$8,245	$—	$8,245	$—

	Fair Value Measurements as at June 30, 2025
	Total	Level I	Level II	Level III
Vessel held for sale	$30,000	$—	$30,000	$—

	Fair Value Measurements as at March 31, 2025
	Total	Level I	Level II	Level III
Vessel held for sale	$8,051	$—	$8,051	$—

As at December 31, 2024 and June 30, 2024, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, was based on the third party valuation reports and was categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2024
	Total	Level I	Level II	Level III
Vessels, net	$21,250	$—	$21,250	$—

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	Fair Value Measurements as at June 30, 2024
	Total	Level I	Level II	Level III
Vessels, net	$25,510	$—	$25,510	$—

Derivative Instruments

In February 2025, Navios Partners entered into interest rate swaps with a commercial bank for a notional amount of $87,860 (the “Swap Transaction”) to hedge the interest rate of its existing credit facility. Under the terms of the Swap Transaction, Navios Partners pays a fixed rate of 412 bps per annum and receives a floating rate based on the three month average of the daily Compounded SOFR. No additional collateral is required under the terms of the Swap Transaction.

The Swap Transaction is designated as a Cash Flow Hedge to address the Company’s exposure to variability in expected future cash flows arising from interest rate fluctuations. In accordance with ASC 815, the Company completed the required formal hedge documentation at the inception of the hedging relationship. As a result, the Swap Transaction qualifies for hedge accounting. Changes in the fair value of the Swap Transaction that are determined to be effective are presented under the caption “Accumulated Other Comprehensive Loss” in the condensed Consolidated Balance Sheets and condensed Consolidated Statements of Changes in Partners’ Capital.

As of September 30, 2025, the fair value of the Swap Transaction amounted to $2,422 loss. The amounts of $646 and $1,776 are presented under the captions “Fair value of derivatives, current” and “Fair value of derivatives, non-current”, respectively, in the condensed Consolidated Balance Sheets.

The following table presents the terms of the Swap Transaction and the respective fair value amount as of September 30, 2025. The fair value of the Swap Transaction is measured using level II inputs of the fair value hierarchy and is derived principally from, or corroborated by, observable market data, such as interest rate and yield curves.

Derivative liabilities:

Effective date	Termination date	Notional amount on effective date	Fixed rate	Fair value as at September 30, 2025 (Level II)
1/27/2025	3/26/2029	$87,860	4.12%	$(2,422)
Total fair value of derivatives, including current portion				$(2,422)

	Amount recognized in other comprehensive loss
	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
Unrealized loss on cash flow hedges	$(108)	$—	$(2,422)	$—
Total other comprehensive loss	$(108)	$—	$(2,422)	$—

As of September 30, 2025, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

NOTE 9 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of September 30, 2025, the Company had repurchased 827,775 common units in 2025 and 1,317,730 common units since the commencement of the program, for a total cost of approximately $33,000 and $58,000, respectively. As of November 24,

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2025, the Company had repurchased 1,445,850 common units since the commencement of the program, for a total cost of approximately $64,138.

NOTE 10 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying condensed Consolidated Statements of Comprehensive Income.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

The Company has elected to be treated and is currently treated as a corporation for U.S. federal income tax purposes. As such, the Company is not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. On September 25, 2025, Navios Partners took delivery of the Nave Ohana. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. During the nine month period ended September 30, 2025, the amount of $4,500 in relation to the delivery of the one vessel, was paid. As of September 30, 2025, the total amount of $6,272 including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the

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fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of September 30, 2025, the total amount of $12,318, including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. During the year ended December 31, 2023, the aggregate amount of $10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of September 30, 2025, the total amount of $13,452, including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $55,125 was paid. During the nine month period ended September 30, 2025, the aggregate amount of $24,500 was paid. As of September 30, 2025, the total amount of $79,625 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $18,375 was paid. As of September 30, 2025, the total amount of $18,375 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550 plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2025, the amount of $82,200 was paid. As of September 30, 2025, the total amount of $82,200 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $62,250 (plus $3,300 per vessel in additional features) for each of the first two vessels and a purchase price of $63,000 (plus $3,300 per vessel in additional features) for each of the other two vessels. The vessels are expected to be delivered into Navios Partners’ fleet during 2027 and the first half of 2028. For the first two vessels, Navios Partners agreed to pay in total $34,238, plus extras in four installments for each vessel and the remaining amount of $28,012, plus extras for each vessel will be paid upon delivery of each vessel. For the other two vessels, Navios Partners agreed to pay in total $34,650, plus extras in four installments for each vessel and the remaining amount of $28,350, plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $62,625 was paid. As of September 30, 2025, the total amount of $62,625 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the third quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550, plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2025, the amount of $41,100 was paid. As of September 30, 2025, the total amount of $41,100 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

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UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

During the second quarter of 2025, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $63,200 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $31,600, plus extras in four installments for each vessel and the remaining amount of $31,600, plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2025, the amount of $18,960 was paid. As of September 30, 2025, the total amount of $18,960 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the third quarter of 2025, Navios Partners agreed to acquire four 8,850 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $113,250 each (plus $1,845 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2027 and the first quarter of 2028. Navios Partners agreed to pay in total $79,275, plus extras in four installments for each vessel and the remaining amount of $33,975, plus extras for each vessel will be paid upon delivery of each vessel. The closing of the transaction is subject to completion of customary documentation.

As of September 30, 2025, an amount of $48,746 related to capitalized costs is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

The Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels for the next five 12-month periods ending September 30, are as follows:

Period	Amount
2026	$1,792
2027	12,663
2028	15,592
2029	15,549
2030	15,549
2031 and thereafter	94,473
Total	$155,618

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: Since the closing of Navios Partners’ IPO in 2007, the Company entered into management agreements, as amended from time to time, with the Manager, pursuant to which the Manager had agreed to provide certain commercial and technical management services to the Company at fixed rates for these services until January 1, 2025. Costs associated with special surveys, drydockings and certain extraordinary items were reimbursed at cost at occurrence.

In August 2024, Navios Partners renewed its management agreements with the Manager commencing January 1, 2025, for a term of ten years, renewing annually (the “Master Management Agreement” and together with the management agreements the “Management Agreements”). At the same time, Navios Partners renewed for a term of ten years its Administrative Services Agreement (as defined herein and together with the Master Management Agreement the “Agreements”). The conflicts committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreements with the advice of independent legal and financial advisors.

The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a technical management fee of $0.95 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sale price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate.

For a detailed description of the Company’s fixed daily fees, as well as fees associated with specialized transhipper vessel in accordance with the Company’s management agreements, reflected in the comparative figures, refer to Note 17 –

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Transactions with related parties and affiliates, to the Company’s consolidated financial statements included in the Annual Report.

During the three and nine month periods ended September 30, 2025, certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $7,413 and $23,547, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2024, certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $9,044 and $19,328, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2025, fixed management fees amounted to $13,000 and $38,532, respectively, and are presented under the caption “Vessel operating expenses” in the condensed Consolidated Statements of Comprehensive Income.

Total fixed daily fees for the three and nine month periods ended September 30, 2024, amounted to $88,963 and $259,156, respectively, and are presented under the caption “Vessel operating expenses” in the condensed Consolidated Statements of Comprehensive Income.

During the three and nine month periods ended September 30, 2025, commercial management fee on revenues amounted to $4,244 and $12,115 respectively, and is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Comprehensive Income.

During the three and nine month periods ended September 30, 2025, fee on sales amounted to $224 and $871, respectively, and is presented under the caption “(Loss)/ gain on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income.

During the three and nine month periods ended September 30, 2025, fee on purchases amounted to $4,604 and $5,934, respectively and is presented under the caption “Deposits for acquisition/ option to acquire vessel” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2025, fees for supervision and delivery of newbuilding vessels initially presented under the captions “Deposits for vessel acquisitions” and “Other long-term assets” in the condensed Consolidated Balance Sheets amounted to $1,288 and $5,619, respectively.

During the three and nine month periods ended September 30, 2024, additional remuneration in accordance with the Company’s management agreements amounted to $1,076 and $2,600, respectively, related to superintendent attendances and claims preparation. Of these amounts, $401 and $1,123 for the three and nine month periods ended September 30, 2024, respectively, are presented under the caption “Vessel operating expenses” in the condensed Consolidated Statements of Comprehensive Income and $675 and $1,477, respectively, are presented under the captions “Vessels, net”, “Deferred drydock and special survey costs, net” and “Prepaid expenses and other current assets” in the condensed Consolidated Balance Sheets.

During the three and nine month periods ended September 30, 2024, certain extraordinary crewing fees and costs amounted to $16 and $231, respectively, and are presented under the caption “Vessel operating expenses” in the condensed Consolidated Statements of Comprehensive Income.

General and administrative expenses: The Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable allocable general and administrative costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its agreement with the Manager until January 1, 2025. The agreement also provided for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the agreement is terminated on or before its term.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2024, Navios Partners renewed its administrative services agreement commencing January 1, 2025, for a term of ten years, renewing annually (the “Administrative Services Agreement”). The Administrative Services Agreement provides for reimbursement of allocable general and administrative costs. The Administrative Services Agreement also provides for payment of a termination fee, which is equal to the costs charged for the most recent calendar year, as set forth in the latest audited annual financial statements.

Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2025 amounted to $17,613 and $52,403, respectively. Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2024 amounted to $16,136 and $47,685, respectively.

During the three and nine month periods ended September 30, 2024, allocable general and administrative costs initially presented under the captions “Deposits for vessel acquisitions” and “Other long-term assets” in the condensed Consolidated Balance Sheets amounted to $2,595 and $7,477, respectively.

Balance due (to)/ from related parties: Balance due (to)/ from Manager, short-term as of September 30, 2025 and December 31, 2024 amounted to $(53,885) and $34,089, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as vessel operating expenses, in accordance with the Management Agreements and are presented under the captions “Amounts due to related parties” and “Amounts due from related parties” in the condensed Consolidated Balance Sheets.

In October 2023, Navios Partners entered into a time charter agreement with a subsidiary of its affiliate Navios South American Logistics Inc. (“NSAL”) for the Navios Vega, a 2009-built transhipper vessel. The vessel was delivered during the first quarter of 2024. The term of this time charter agreement is approximately five years, at an originally agreed rate of $25.8 per day. In accordance with an addendum to the time charter agreement, dated in March 2025, the daily rate was amended as follows: (a) $14.0 per day, effective from January 1, 2025, through December 31, 2026; (b) $38.8 per day effective from January 1, 2027, through December 31, 2028; and (c) $25.8 per day effective from January 1, 2029, until termination. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners. For the three and nine month periods ended September 30, 2025, the amounts of $415 and $5,223, respectively, are presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income. For the three and nine month periods ended September 30, 2024, the amounts of $2,366 and $5,679, respectively, are presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

In July 2025, Navios Partners sold the Navios Vega to NSAL for a sale price of $30,000. The transaction was negotiated and approved by the Conflicts Committee of Navios Partners. The sale agreement included a seller’s credit of $10,000, payable in four annual installments.

As of September 30, 2025 and December 31, 2024, balance due from the abovementioned related party company, short-term amounted to $1,601 and $2,531, respectively, and is presented under the caption “Amounts due from related parties” within current assets in the condensed Consolidated Balance Sheets. As of September 30, 2025 and December 31, 2024, balance due from the abovementioned related party company, long-term amounted to $7,142 and $0, respectively, and is presented under the caption “Amounts due from related parties” within non-current assets in the condensed Consolidated Balance Sheets. These balances represent the current and non-current portion of the discounted amount of seller’s credit as of September 30, 2025 and the receivable under the abovementioned time charter agreement as of December 31, 2024.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without consent as required under such agreement.

General partner: Olympos Maritime Ltd., an entity affiliated to the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 13 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

The authorized quarterly cash distributions paid during the nine month periods ended September 30, 2025 and 2024, as well as the quarterly cash distribution paid with respect to the quarter ended September 30, 2025 are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
February 2024	December 31, 2023	February 12, 2024	February 14, 2024	$0.05	$1,540
April 2024	March 31, 2024	May 10, 2024	May 14, 2024	$0.05	$1,540
July 2024	June 30, 2024	August 9, 2024	August 14, 2024	$0.05	$1,531
January 2025	December 31, 2024	February 10, 2025	February 13, 2025	$0.05	$1,511
April 2025	March 31, 2025	May 9, 2025	May 14, 2025	$0.05	$1,493
July 2025	June 30, 2025	August 11, 2025	August 14, 2025	$0.05	$1,481
October 2025	September 30, 2025	November 10, 2025	November 14, 2025	$0.05	$1,470

Navios Partners calculates earnings/ (losses) per unit by allocating reported net income/ (loss) for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings/ (losses). Basic earnings/ (losses) per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/ (loss) per unit undistributed is determined by taking the distributions in excess of net income/ (loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2025 and 2024.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2025	Three Month Period Ended September 30, 2024	Nine Month Period Ended September 30, 2025	Nine Month Period Ended September 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$56,332	$97,755	$168,006	$272,585
Income attributable to:
Common unitholders	$55,149	$95,800	$164,478	$267,133
Weighted average units outstanding basic
Common unitholders	28,974,864	29,983,226	29,259,401	30,108,793
Earnings per unit basic:
Common unitholders	$1.90	$3.20	$5.62	$8.87
Weighted average units outstanding diluted
Common unitholders	28,974,864	29,983,226	29,259,401	30,108,793
Earnings per unit diluted:
Common unitholders	$1.90	$3.20	$5.62	$8.87
Earnings per unit distributed basic:
Common unitholders	$0.05	$0.05	$0.15	$0.15
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.15	$0.15

No potential common units are included in the calculation of earnings per unit diluted for each of the nine month periods ended September 30, 2025 and 2024.

NOTE 14 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

A discussion of the Company’s operating leases can be found in Note 20 – Leases to the Company’s consolidated financial statements included in the Annual Report.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Nave Allegro and the Nave Tempo, and 4% for the Nave Electron.

As of September 30, 2025 and December 31, 2024, the outstanding balance of the operating lease liability amounted to $221,608 and $240,602, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted to $225,375 and $243,806 as at September 30, 2025 and December 31, 2024, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three and nine month periods ended September 30, 2025 amounted to $9,848 and $29,222, respectively. Lease expense incurred and paid for the three and nine month periods ended

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

September 30, 2024 amounted to $11,439 and $34,421, respectively. Lease expense is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Comprehensive Income.

For the three and nine month periods ended September 30, 2025, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $20,480 and $53,764, respectively. For the three and nine month periods ended September 30, 2024, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $17,043 and $52,872, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

As of September 30, 2025, the weighted average useful life of the remaining operating lease terms was 7.5 years.

The table below provides the total amount of lease payments for the next five 12-month periods ending September 30 on an undiscounted basis on the Company’s chartered-in contracts as of September 30, 2025:

Period	Amount
2026	$38,339
2027	37,674
2028	37,119
2029	36,257
2030	34,639
2031 and thereafter	87,771
Total	$271,799
Operating lease liabilities, including current portion	$221,608
Discount based on incremental borrowing rate	$50,191

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 6 – Borrowings and Note 4 – Vessels, net, respectively, and Note 10 – Borrowings and Note 6 – Vessels, net, respectively, to the Company’s consolidated financial statements included in the Annual Report.

For the three and nine month periods ended September 30, 2025, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $18,259 and $50,572, respectively. For the three and nine month periods ended September 30, 2024, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $22,368 and $68,508, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

As of September 30, 2025, the weighted average useful life of the remaining finance lease terms was 9.8 years.

The table below provides the total amount of lease payments and options to acquire vessels for the next five 12-month periods ending September 30 on an undiscounted basis under the Company’s finance leases as of September 30, 2025:

Period	Amount
2026	$39,717
2027	39,267
2028	38,979
2029	47,630
2030	67,287
2031 and thereafter	262,006
Total	$494,886
Finance lease liabilities, including current portion (see Note 6 – Borrowings)	$345,416
Discount based on incremental borrowing rate	$149,470

Bareboat charter-out contracts

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for two VLCCs and an extra optional period of five years, for both vessels, and for a firm period of up to two-years, extended in direct continuation of previous bareboat charter-out agreement for an additional period of five years for a third VLCC. The Company performed also an assessment of the lease classification under the ASC 842

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

and concluded that the agreements are operating leases. On July 4, 2025, Navios Partners terminated the bareboat charter-out agreements for the first two VLCCs.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the condensed Consolidated Statements of Comprehensive Income on a straight-line basis. For the three and nine month periods ended September 30, 2025, the charter hire income (net of commissions, if any) amounted to $3,395 and $20,630 respectively. For the three and nine month periods ended September 30, 2024, the charter hire income (net of commissions, if any) amounted to $8,110 and $24,640, respectively. Charter hire income (net of commissions, if any) is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

NOTE 15 – SUBSEQUENT EVENTS

In October 2025, Navios Partners agreed to sell a 2005-built Panamax of 76,619 dwt and a 2007-built MR2 Product
Tanker of 50,922 dwt, to unrelated third parties, for an aggregate gross sale price of $22,380. The sales were completed in the fourth quarter of 2025. The aggregate gain on sale of the above vessels and the vessels agreed to be sold (see Note 4 – Vessels, net), is expected to be approximately $27,160.

In October 2025, Navios Partners entered into a credit facility with a commercial bank for a total amount of up to $68,000 (divided into four tranches) to refinance the existing indebtedness of four of its vessels. In October 2025, the amount of $41,000 in relation to the first two tranches was drawn and the second two tranches remained undrawn. The facility matures five years after each drawdown date and bears interest at Compounded SOFR plus 150 bps per annum.

During the fourth quarter of 2025, Navios Partners successfully placed $300,000 of senior unsecured bonds in the Nordic bond market. The net proceeds from the bond issue are intended to be used for general corporate purposes and for the repayment of certain outstanding secured debt facilities relating to 41 vessels. The bonds are due to mature in November 2030 and will pay a fixed coupon of 7.75% per annum, payable semi-annually in arrears. An application is expected to be made within one year from the placement for the bonds to be listed on the Oslo Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 28, 2025